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                                                                     EXHIBIT O


TriStar Aerospace Co. Announces Preliminary Fiscal Year 1999 Results

DALLAS, Nov. 4 -- TriStar Aerospace Co. (NYSE: TSX), a leading provider of customized inventory management services and a leading distributor of aerospace fasteners, fastening systems and related hardware, today reported earnings (unaudited) for the fiscal year ended September 30, 1999.

Sales for the year ended September 30, 1999 were $207.4 million, an increase of 11.6% over the $185.9 million for the same period in 1998. Operating income rose 9.4% to $33.0 million from $30.1 million for the same period in 1998. Net income decreased 1.2% to $15.6 million, $0.86 per diluted share, compared to $15.8 million, $0.88 per diluted share, for the same period in the prior year.

Quentin Bourjeaurd, Chairman and Chief Executive Officer, commented "TriStar achieved record sales in 1999. However, demand continued to soften in the commercial transport sector during the 4th quarter of 1999 and the Company's net income and earnings per share for 1999 came in below expectations. Increased sales to the business jet and after-market sectors were not sufficient to offset the decline in the commercial transport sector. Although we are disappointed that the results for the year were below expectations, TriStar still maintains a leading position in aerospace fastner and related hardware services."

As announced previously, TriStar has entered into a definitive merger agreement with AlliedSignal Inc. (NYSE: ALD) under which AlliedSignal will acquire TriStar for $9.50 per share in cash. Pursuant to the merger




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agreement, a subsidiary of AlliedSignal will commence, by Friday, November 5,
1999, a tender offer to acquire all of the outstanding shares of TriStar. Based upon the proposed announcement of the tender offer, TriStar is making public at this time its preliminary fiscal year 1999 results.

This news release contains "forward-looking statements" within the meaning of section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will" or similar terms. Forward-looking statements also include projections and forecasts and any assumptions relating to the foregoing. Certain important factors which may cause actual results to vary materially from these forward-looking statements appear under the heading "Risk Factors" in the Company's Form 10-K for the period ended September 30, 1998, filed with the Securities and Exchange Commission. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified by these factors.

Headquartered in Dallas, Texas, TriStar Aerospace Co. is both a leading provider of customized inventory management services to original equipment manufacturers and to aircraft facilities as well as a leading distributor of aerospace fasteners, fastening systems and related hardware. The Company presently has facilities located throughout the United States, Canada, United Kingdom and France.

                     TRISTAR AEROSPACE CO. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                      (In thousands, except per share data)
                                   (Unaudited)

                                             Year Ended
                                            September 30,
                                    1999                   1998
    Revenues                    $ 207,442               $ 185,945

    Cost of goods sold            141,874                 126,372
     Gross Profit                  65,568                  59,573

    Selling, general &
     administrative expenses       32,592                  27,944
    Compensation expense of
     stock options                    ---                   1,486
      Operating Income             32,976                  30,143

    Interest and other expense
     Interest Expense               7,802                   5,475
     Other Income                    (259)                   (163)
     Income before Taxes           25,433                  24,831

    Provision for income taxes      9,846                   9,048
    Net Income                  $  15,587               $  15,783

    Earnings per share:
     Basic                      $    0.91               $    0.94
     Diluted                    $    0.86               $    0.88

    Weighted average
     shares outstanding:
     Basic                         17,168                  16,741
     Diluted                       18,205                  18,011

    Percentages of Revenue:
     Revenue                       100.0%                  100.0%
     Gross Profit                   31.6%                   32.0%
     Operating Expenses             15.7%                   15.0%
     Operating Income               15.9%                   16.2%
     Net Income                      7.5%                    8.5%





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                     TRISTAR AEROSPACE CO. AND SUBSIDIARIES
                    Consolidated Statements of Cash Flows
                                 (In thousands)
                                   (Unaudited)

                                            Year Ended
                                           September 30,
                                   1999                     1998
    Cash flows from
     operating activities
     Net income                 $  15,587               $  15,783
     Adjustments to reconcile
      net income to net cash
      provided by (used in)
      operating activities:
     Depreciation and
      amortization                  2,485                   1,505
     Provision for doubtful
      accounts                        138                     892
     Provision for excess
      and obsolete inventories      2,045                   2,589
     Deferred Income Taxes           (300)                 (1,907)
     Compensation expense
      of stock options                ---                   1,486
    Changes in operating
     assets and liabilities
     (Increase) decrease in
       accounts receivable         (4,811)                (11,066)
     (Increase) decrease in
       inventories                (11,649)                (28,484)
     (Increase) decrease in
       other assets                (2,421)                 (2,377)
      Increase (decrease) in
       accounts payable
       & accrued expenses           1,359                    (857)
       Net cash provided by
        (used in) operating
         activities                 2,433                 (22,436)

    Cash flows from investing
     activities:

     Acquisition of business      (32,189)                    ---
     Capital expenditures          (4,147)                 (3,237)
      Net cash provided by
       (used in) investing
        activities                (36,336)                 (3,237)

    Cash flows from
     financing activities:

     Issuance of common stock         933                   1,036
     Stock Option income
      tax benefits                    ---                   2,075
     Borrowings from
      revolving facility            5,000                  27,000
     Payments on revolving
      facility                    (31,500)                   (500)
     Borrowings from issuance
      of long-term debt            61,000                     ---
     Payments on long-term debt    (3,000)                   (500)
     Capitalization of loan fees   (1,538)                    ---
      Net cash provided by
      (used in) financing
       activities                  30,895                  29,111

    Net increase (decrease)
     in cash                       (3,008)                  3,438
    Cash, beginning of period       8,202                   4,764
    Cash, end of period         $   5,194               $   8,202




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                     TRISTAR AEROSPACE CO. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                  (Dollars in thousands, except per share data)
                                   (Unaudited)

                                 September 30,           September 30,
                                    1999                     1998
    Assets
    Current assets:
     Cash                       $   5,194               $   8,202
     Accounts receivable, net      41,373                  34,479
     Inventories, net             115,737                  94,980
     Other assets                   6,720                   4,254
      Total current assets        169,024                 141,915
    Property & equipment, net       6,784                   3,932
    Intangibles & other
     assets, net                   34,266                   9,911
      Total assets               $210,074                $155,758

    Liabilities & Stockholders' Equity
    Current liabilities:
     Current portion of
      long-term debt             $ 11,000                $    500
     Accounts payable              26,709                  21,272
     Accrued liabilities & other    6,306                   5,447
      Total current liabilities    44,015                  27,219
    Long-term debt                 96,000                  75,000
    Stockholders' equity
     Common stock, $.01 par value,
     40,000,000 shares authorized     173                     170
     Additional paid-in capital    26,624                  25,694
     Retained Earnings             43,262                  27,675
      Total stockholders' equity   70,059                  53,539
      Total liabilities &
       stockholders' equity      $210,074                $155,758